UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated May 12, 2014, announcing the Company's results for the three months ended March 31, 2014 and announcing a share buyback program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: May 14, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

BOX SHIPS INC. REPORTS FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2014
AND ANNOUNCES SHARE BUYBACK PROGRAM

ATHENS, Greece, May 12, 2014 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the quarter ended March 31, 2014.

	Three Months Ended March 31,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2013	2014
Time charter revenues	$18,091	$14,503
Amortization of above/below market time charters	1,299	942
Time charter revenues, adjusted1	$19,390	$15,445

EBITDA2	$9,898	$4,122
Adjusted EBITDA2	$11,945	$5,944

Net Income / (Loss)	$4,017	$(1,519)
Adjusted Net Income2	$6,064	$303

Earnings / (Loss) per common share (EPS), basic	$0.16	$(0.08)
Earnings / (Loss) per common share (EPS), diluted	$0.15	$(0.08)
Adjusted Earnings / (Loss) per common share, basic2	$0.26	$(0.01)
Adjusted Earnings / (Loss) per common share, diluted2	$0.23	$(0.01)

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings / (Loss) per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"During the first quarter of 2014, the containership market continued to be under pressure with charter rates remaining at historically low levels. During the first quarter of 2014, we had two scheduled drydockings, which coupled with the lower charter rates that were contracted for three of our vessels, caused our adjusted revenues to decrease by 20% year over year, and our adjusted EBITDA to decline by 50% year over year. Despite the challenging times, we successfully raised net proceeds of approximately $10.4 million in an offering in April, which enhances our financial flexibility. In addition, the Board of Directors has authorized an amount of up to $5 million to be used to buy back common shares in the open market over the next twelve months due to the ongoing weakness in our common share price."

Results of Operations

Three months ended March 31, 2014 compared to three months ended March 31, 2013

During the first quarter of 2014, we operated an average of 9 vessels. Our Net Loss and Adjusted Net Income during the first quarter of 2014 was ($1.5) million and $0.3 million, respectively, resulting in basic loss per share of ($0.08) and basic adjusted loss per share of ($0.01). EBITDA and Adjusted EBITDA for the first quarter of 2014 was $4.1 million and $5.9 million, respectively.

During the first quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the first quarter of 2013 was $4.0 million and $6.1 million, respectively, resulting in basic earnings per share of $0.16 and basic adjusted earnings per share of $0.26. EBITDA and Adjusted EBITDA for the first quarter of 2013 was $9.9 million and $11.9 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the first quarter of 2014 and 2013, our vessels operated a total of 753 and 793 days, respectively, out of a total of 810 calendar days in both periods. During the first quarter of 2014, we had a total of 15 unscheduled off-hire days, mainly related to 14 idle days of Box Queen, and 42 scheduled off-hire days related to the dry-dockings of MSC Emma and OOCL China. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 11 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the first quarter of 2014 of $14.2 million, decreased by 19.9% compared to $17.7 million in the first quarter of 2013, mainly due to the re-chartering of the Box Queen in January 2014 at a daily rate of $6,100, which is $21,900 per day less than its previous employment and the off-hire days related to the dry-dockings, discussed above. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the first quarter of 2014 and 2013 by $0.9 million and $1.3 million, respectively, or $0.04 and $0.06 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the first quarter of 2014 was $18,184 per vessel per day, which was 14.2% below our average TCE rate of $21,205 per vessel per day during the first quarter of 2013, due to the reasons outlined above. Our adjusted TCE rate was $19,434 per vessel per day in the first quarter of 2014, 14.9% lower than our adjusted TCE of $22,843 for the first quarter of 2013, for the same reasons outlined above. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the first quarter of 2014 and 2013 amounted to $0.5 million and $0.9 million, respectively, and mainly relate to war risk insurance costs and bunkers consumed by our vessels travelling to and from the drydocks. Voyage expenses for the first quarter of 2014 include approximately $0.2 million, relating to war risk insurance costs and $0.2 million, relating to bunkers consumed by the MSC Emma and OOCL China travelling to and from the drydocks. Voyage expenses for the first quarter of 2013 include approximately $0.4 million, relating to war risk insurance costs and $0.4 million, relating to other crew costs reimbursable by the charterers.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking expenses), the cost of spares and consumable stores, regulatory fees, non-cash amortization of other intangible assets and other miscellaneous expenses. The amortization of other intangible assets for each of the first quarters of 2014 and 2013 amounted to $0.3 million. During the first quarter of 2014, vessels operating expenses including the amortization of other intangible assets amounted to $4.9 million, or $4.6 million on an adjusted basis to exclude the amortization of other intangible assets, compared to $4.6 million, or $4.3 million on an adjusted basis, during the first quarter of 2013, an increase mainly due to claimable expenses of approximately $0.4 million, relating to repairs and other costs incurred in connection with the MSC Emma. On average, our vessels' operating expenses for the first quarter of 2014 increased to $6,067 per vessel per day, or $5,746 per vessel per day on an adjusted basis, compared to $5,641 per vessel per day, or $5,319 per vessel per day on an adjusted basis, in the first quarter of 2013, on a cash basis after adjusting for non-cash items, for the reason outlined above.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A. (our "Manager" or "Allseas") for each of the first quarters of 2014 and 2013 were $0.7 million, or $881 (€643.77) per vessel per day, and $840 (€634.88) per vessel per day, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for each of the first quarters of 2014 and 2013 was $3.7 million.

General and administrative expenses

General and administrative ("G&A") expenses for the each of the first quarters of 2014 and 2013 were $1.6 million, or $1,995 and $1,915 per vessel per day, respectively.

Interest and finance costs

Interest and finance costs amounted to $1.9 million and $2.2 million for the first quarter of 2014 and 2013, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in thousands of U.S. Dollars)
	Three Months Ended March 31,
	2013	2014
Net cash from Operating Activities	$10,183	$3,798
Net cash from / (used in) Financing Activities	7,369	(6,257)
Net increase / (decrease) in cash and cash equivalents	$17,552	$(2,459)

Net cash from Operating Activities

Net cash from Operating Activities for the three months ended March 31, 2014 was $3.8 million. Our vessels generated positive cash flows from revenues, net of commissions, of $13.0 million, while we paid $9.2 million for expenses, of which $1.6 million relates to the payment of interest on our bank loans.

Net cash from Operating Activities for the three months ended March 31, 2013 was $10.2 million. Our vessels generated positive cash flows from revenues, net of commissions, of $18.8 million, while we paid $8.6 million for expenses, of which $1.9 million relates to the payment of interest on our bank loans and on our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash from / (used in) Financing Activities

Net cash used in Financing Activities for the three months ended March 31, 2014, was $6.3 million. During the first quarter of 2014, we repaid $5.7 million of our debt, paid financing and offering costs of $0.1 million and made cash payments to our preferred shareholders of $0.5 million.

Net cash from Financing Activities for the three months ended March 31, 2013, was $7.4 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $20.0 million, net of underwriting discounts and commissions. During the three months ended March 31, 2013, we repaid $6.7 million of our debt, made cash payments to our preferred shareholders of $0.5 million and paid dividends to common shareholders of $5.5 million.

Recent Developments:

Units Offering:

On April 15, 2014, we completed the public offering of 5,000,000 Units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $2.05 per unit. Additionally, a portion of the over-allotment option was exercised for 647,500 warrants at a price of $0.01 per warrant. Neige International Inc., a company controlled by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, in a concurrent private placement, purchased directly from us 500,000 Units at the public offering price. The proceeds from the offering and the concurrent private placement, after underwriting discounts, commissions and other estimated offering expenses payable by us are expected to be approximately $10.4 million.

The warrants have an exercise price of $2.65 per share, are exercisable immediately upon issuance, and will expire on April 10, 2019. In addition, we have the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.01 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company's common shares is at least $5.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to warrant holders.

Share Buyback Program:

"On May 12, 2014, the Company's board of directors authorized a share buyback program of up to $5 million for a period of twelve months. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Liquidity:

As of March 31, 2014, our cash and restricted cash (current and non-current) amounted to $22.1 million in aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of March 31, 2014, we had total outstanding indebtedness of $173.9 million, of which $22.7 million is scheduled to be repaid in the forthcoming 12-month period, of which $4.0 million has already been repaid as of the date of this release. Furthermore, as of March 31, 2014, we were in compliance with the covenants contained in our loan agreements, as amended to give effect to the waivers we were granted during the second and third quarter of 2013, with the exception of the Leverage Ratio covenant contained in one of our loan agreements as a result of our waiver which expired on January 1, 2014. In addition, in connection with the waivers which expire in the second and third quarter of 2014, had the waivers not been granted, the Company would not have been in compliance, as of March 31, 2014, with certain of its other financial covenants and security cover ratios contained in the loan agreements. In accordance with U.S. GAAP, unless the waivers are extended for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt will be required to be presented as current. Even though to date the lender has not declared an event of default under the loan agreement for which we were not in compliance as of March 31, 2014, that breach constitutes an event of default and as a result of the cross default provisions included in our loan agreements, may result in the lenders accelerating or demanding immediate repayment of their loans. We are currently in negotiations with all of our lenders to obtain a waiver of our covenant breach and extend our existing waivers, or to amend our loan covenants. We believe that the lenders will not demand payment of the loans before their scheduled maturity, provided that we remain current with our obligations of paying principal and interest when they become due. In addition, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, including the net proceeds from the Units offering discussed above, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Preferred Stock Payments:

On April 1, 2014, we made a cash payment of $0.5 million with respect to our Series C Preferred Shares, for the period from January 1, 2014 through March 31, 2014. As of March 31, 2014, 916,333 Series C Preferred Shares were outstanding.

Cash payments on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to make cash payments will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In April 2014, the Box Trader extended its time charter with Hapag Lloyd AG ("Hapag Lloyd"), until earliest June 2014 and latest October 2014, commencing on May 1, 2014.

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. We may also, under certain circumstances, opportunistically employ our vessels on shorter-term charters or our vessels may operate on the spot market. Based on the earliest redelivery dates, and following the extensions of charters discussed above, the Company has secured under such contracts 56% and 20% of its fleet capacity for the remainder of 2014 and 2015, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of May 12, 2014.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$7,350	September 2014	3
Box Trader	2010	3,426	Hapag Lloyd	$8,000	June 2014	4
CMA CGM Kingfish	2007	5,095	CMA CGM	$7,000	July 2014	5
CMA CGM Marlin	2007	5,095	CMA CGM	$7,000	July 2014	5
Box Queen (ex Maersk Diadema)	2006	4,546	MSC	$6,100	September 2014	6
Maule	2010	6,589	CSAV Valparaiso	$38,000	April 2016	7
MSC Emma	2004	5,060	MSC	$28,500	July 2014	8
OOCL Hong Kong	1995	5,344	OOCL	$26,800	May 2015	8
OOCL China	1996	5,344	OOCL	$26,800	June 2015	8
Total		43,925

Notes:
1)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 5.00% for Box Queen, 4.75% for Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, 1.25% for each of OOCL Hong Kong and OOCL China, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

2)	Based on the earliest redelivery date.
3)	The employment is extended for a period of six to eight months and commenced in March 2014.
4)	The employment is extended until earliest June 2014 or latest October 2014 and commenced on May 1, 2014.
5)	The employment is extended for a period of four to seven months and commenced in March 2014.
6)	The employment is for a period of eight to 10 months and commenced in January 2014.
7)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

8)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its first quarter ended March 31, 2014 results on May 13, 2014 at 9:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-877-300-8521 (USA) or +1-412-317-6026 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10046265.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 9.3 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

SUMMARY FLEET INFORMATION	Three Months Ended March 31,
	2013	2014
FLEET DATA
Average number of vessels (1)	9.00	9.00
Calendar days for fleet (2)	810	810
Less:
Scheduled off-hire	5	42
Unscheduled off-hire	12	15
Operating days for fleet (3)	793	753
Fleet utilization (4)	97.9%	93.0%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$21,205	$18,184
Vessel operating expenses (6)	$5,641	$6,067
Management fees charged by a related party (7)	$840	$881
General and administrative expenses (8)	$1,915	$1,995
Total vessel operating expenses (9)	$8,396	$8,943

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	Three Months Ended March 31,
	2013	2014
Time Charter Revenues	$18,091	$14,503
Commissions	(366)	(313)
Voyage Expenses	(909)	(498)
Total Revenue, net of voyage expenses	$16,816	$13,692
Plus: Amortization of above/below market time charters	1,299	942
Total Revenue, net of voyage expenses, adjusted	$18,115	$14,634
Total operating days	793	753
Time Charter Equivalent	$21,205	$18,184
Time Charter Equivalent, adjusted(10)	$22,843	$19,434

(10)
Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

Net Income / (Loss) / Adjusted Net Income / (Loss)(1) (Expressed in thousands of U.S. Dollars)	Three Months Ended March 31,
	2013	2014
Net Income / (Loss)	$4,017	($1,519)
Plus: Amortization of intangibles	1,559	1,202
Plus: Share-based compensation	488	620
Adjusted Net Income	$6,064	$303

EBITDA / Adjusted EBITDA(1)
Net Income / (Loss)	$4,017	($1,519)
Plus: Net Interest expense	2,149	1,909
Plus: Depreciation	3,732	3,732
EBITDA	$9,898	$4,122
Plus: Amortization of intangibles	1,559	1,202
Plus: Share-based compensation	488	620
Adjusted EBITDA	$11,945	$5,944

Earnings / (Loss) per Common Share (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended March 31,
	2013	2014
Net Income / (Loss)	$4,017	($1,519)
Less: Cash payments to Series B-1 Preferred Shares	(468)	-
Less: Cash payments to Series C Preferred Shares	-	(515)
Less: Net Income / Loss attributable to non-vested share awards	(91)	49
Net Income / (Loss) available to common shareholders	$3,458	($1,985)

Weighted average number of common shares, basic	21,016,604	24,677,545

Earnings / (Loss) per common share, basic	$0.16	($0.08)

Net Income / (Loss)	$4,017	($1,519)
Less: Cash payments to Series B-1 Preferred Shares	(468)	-
Less: Cash payments to Series C Preferred Shares	-	(515)
Less: Net Income / Loss attributable to non-vested share awards	(91)	49
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	468	-
Net Income / (Loss) available to common shareholders	$3,926	($1,985)

Weighted average number of common shares, diluted	25,712,716	24,677,545

Earnings / (Loss) per common share, diluted	$0.15	($0.08)

Adjusted Earnings / (Loss) per Common Share(1) (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended March 31,
	2013	2014
Adjusted Net Income	$6,064	$303
Less: Cash payments to Series B-1 Preferred Shares	(468)	-
Less: Cash payments to Series C Preferred Shares	-	(515)
Less: Adjusted Net Income / Loss attributable to non-vested share awards	(144)	5
Adjusted Net Income / (Loss) available to common shareholders	$5,452	($207)

Weighted average number of common shares, basic	21,016,604	24,677,545

Adjusted Earnings / (Loss) per common share, basic	$0.26	($0.01)

Adjusted Net Income	$6,064	$303
Less: Cash payments to Series B-1 Preferred Shares	(468)	-
Less: Cash payments to Series C Preferred Shares	-	(515)
Less: Adjusted Net Income / Loss attributable to non-vested share awards	(144)	5
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	468	-
Adjusted Net Income / (Loss) available to common shareholders	$5,920	($207)

Weighted average number of common shares, diluted	25,712,716	24,677,545

Adjusted Earnings / (Loss) per common share, diluted	$0.23	($0.01)

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles and share-based compensation to derive to Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles and share-based compensation from net income / (loss) to derive to Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share. The Company believes that Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share are items not recognized by U.S. GAAP and should not be considered as an alternative to net income / (loss), operating income, earnings / (loss) per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended March 31,
	2013	2014
REVENUES:
Time charter revenues (1)	18,091	14,503
Commissions	(366)	(313)
Net Revenues	17,725	14,190

EXPENSES / (INCOME):
Voyage expenses	909	498
Vessels operating expenses (2)	4,569	4,915
Dry-docking expenses	141	2,314
Management fees charged by a related party	681	714
Depreciation	3,732	3,732
General and administrative expenses (3)	1,551	1,616
Operating income	6,142	401

OTHER INCOME (EXPENSES):
Interest and finance costs	(2,150)	(1,909)
Interest income	1	-
Foreign currency gain / (loss), net	24	(11)
Total other expenses, net	(2,125)	(1,920)

NET INCOME / (LOSS)	4,017	(1,519)

Other Comprehensive Income
Unrealized gain on cash flow hedges	112	55
Total Other Comprehensive Income	112	55

COMPREHENSIVE INCOME / (LOSS)	4,129	(1,464)

Earnings / (loss) per common share, basic	$0.16	$(0.08)
Earnings / (loss) per common share, diluted	$0.15	$(0.08)

Footnotes:

(1)	includes amortization of below and above market acquired time charters of $1,299 and $942 for the three months ended March 31, 2013 and 2014, respectively

(2)	includes amortization of other intangible assets of $260 and $260 for the three months ended March 31, 2013 and 2014, respectively

(3)	includes share-based compensation of $488 and $620 for the three months ended March 31, 2013 and 2014, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31, 2013	March 31, 2014
ASSETS
Cash and restricted cash (current and non-current)	24,512	22,053
Other current assets	7,189	9,469
Vessels and other fixed assets, net and other non-current assets	397,905	392,364

Total Assets	429,606	423,886

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	179,550	173,875
Total other liabilities	5,337	6,652
Total stockholders' equity	244,719	243,359

Total Liabilities and Stockholders' Equity	429,606	423,886

Footnotes:

(1)	Refer to Liquidity section, above

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